Mail Stop 3561



								February 28, 2006



Mr. Lawrence S. Coben
Chairman of the Board and Chief Executive Officer
Tremisis Energy Acquisition Corporation
1775 Broadway, Suite 604
New York, New York  10019

Re:	Tremisis Energy Acquisition Corporation
	Amendment No. 1 to Preliminary Proxy Statement on Schedule
14A
      Filed February 1, 2006
	File No. 000-50682

Dear Mr. Coben:

      We have reviewed your filing and have the following engineering comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Reserve Data, page 99

1. In our prior comments 91c) and 91d) we asked for "...the AFE for each of the three [largest] PUD projects." and engineering exhibits for these proved undeveloped properties. We have received only one
AFE dated 12/13/03 for a Vinegarone field well. Our inspection of the independent reserve reports indicates the three largest proved undeveloped properties, on a net equivalent reserve basis, are (from the Williamson report):
* H&T.C. PUD 01-08
* Hamilton, R.R. PUD 01-08
* Sumner, Frances PUD 01-08.

Please submit engineering exhibits such as volumetric calculations, base maps, production of analogy wells, etc. in support of these estimates.

2. We note that, for estimated future operating expenses, both reports by your independent petroleum engineers used the prior 12-months` average. Production costs have a singular meaning in the context of public disclosure, i.e. lease operating expense (or lift cost) plus production/ad valorem/severance taxes plus appropriate gathering/transportation costs plus applicable insurance plus producing well overhead. The estimates of your proved reserves and standardized measure should utilize these components as determined at reporting fiscal period end. Since oil and gas prices have increased significantly over the prior 12 months, we would expect corresponding increases in cost components such as labor, fuel, power etc. Such increases are muted by the use of 12 month averages.
Also, it appears that no producing well overhead for your operated properties is included in production costs. Financial Accounting Standard 69, paragraph 27 states "...some expenses incurred at an enterprise`s central administrative office may not be general corporate expenses, but rather may be operating expenses of oil and gas producing activities, and therefore should be reported as such."
We consider the allocation of no G&A to production costs as incorrect since some supervision is an unavoidable requirement for oil and gas production. We recognize that the level of such supervision varies in the industry. Please demonstrate to us that the use of these (presumably) lower average costs and the omission of incurred production overhead costs do not result in material increases to your disclosed proved reserves and standardized measure.
Alternatively,
you may amend your proved reserve disclosures so that only period-end cost components - including production overhead - are used for these estimates.

Net Production, Unit Prices and Costs, page 102

3. In your response 96, you declined our request to disclose your historical oil and gas prices before and after the effect of your hedging arrangements. SEC Industry Guide 2 requires the disclosure of annual oil and gas sales prices. SFAS 69 requires the disclosure of historical revenues derived from produced oil and gas sales. This information is clearly intended to inform the investing public of your operating results. The Commission`s 12-12-01 news release (2001-147), FR-60 [33-8040; 34-45149] and FR-61 [33-8056; 34-
45321]
all speak to the need for greater transparency in corporate disclosure. Compliance with our request to disclose the effects of your hedging arrangements on the product prices you actually realized will aid the public in understanding the results of your oil and gas producing activities. We repeat our prior comment 96.

4. Please amend your document to include the consents of your independent petroleum engineers.


*******

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Carlton Tartar at 202-551-3387 or Terence O`Brien at 202-551-3355, if you have questions regarding comments on the financial statements and related matters. You may contact Ronald
Winfrey, petroleum engineer, at 202-551-3704, if you have questions related to oil and gas engineering matters. Please contact Yuna Peng at 202-551-3391 or Ronald E. Alper at 202-551-3329, or Pamela Howell, who supervised the review of your filing, at (202) 551-3357, with any other questions.


      Sincerely,



      John Reynolds
      Assistant Director


cc:	David Alan Miller, Esq.
	Sherie B. Rosenberg, Esq.
	(212) 818-8881


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Mr. Lawrence S. Coben
Tremisis Energy Acquisition Corporation
February 28, 2006
Page 1